SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Digitas Inc.
(Name of Subject Company)

Pacific Acquisition Corp.
Publicis Groupe S.A.
(Name of Filing Person — Offeror)

Common Stock, Par Value $0.01 Per Share
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

25388K104
(CUSIP Number of Class of Securities)

Russell Kelley
Publicis Groupe S.A.
133 Avenue des Champs Elysées
75008 Paris, France
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elliott V. Stein
Joshua R. Cammaker
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,375,666,888.50	$147,196.36

*	Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of common stock of Digitas Inc. at a purchase price of $13.50 cash per share and 86,871,078 shares issued and outstanding, outstanding options with respect to 14,250,173 shares and outstanding warrants with respect to 780,000 shares, in each case as of December 15, 2006.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Tender Offer Statement on Schedule TO is filed by Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France (‘‘Publicis’’), and Pacific Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Publicis (the ‘‘Purchaser’’). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including associated preferred stock purchase rights (the ‘‘Shares’’), of Digitas Inc., a Delaware corporation (‘‘Digitas’’) at $13.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 26, 2006 (the ‘‘Offer to Purchase’’) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the ‘‘Offer’’). Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of December 20, 2006, among Digitas, Publicis and the Purchaser, a copy of which is attached hereto as Exhibit (d)(1) hereto and the Confidentiality Agreement, dated as of December 7, 2006, between Publicis and Digitas, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

Item 3.   Identity and Background of Filing Person.

None of Publicis, the Purchaser or, to the best knowledge of such corporations after reasonable inquiry, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10.   Financial Statements of Certain Bidders.

Not applicable.

Item 12.   Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 26, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by Publicis dated December 20, 2006 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated December 20, 2006, filed by Publicis).
(a)(5)(B)	Presentation made to analysts by Publicis, dated December 20, 2006 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated December 20, 2006, filed by Publicis).
(a)(5)(C)	Form of summary advertisement dated December 26, 2006.
(b)	Form of Commitment Letter.
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2006, among Publicis, the Purchaser and Digitas.
(d)(2)	Confidentiality Agreement, dated as of December 7, 2006, between Publicis and Digitas.
(d)(3)	Letter Agreement, dated as of December 20, 2006, among Publicis, Digitas and David Kenny.
(g)	None.
(h)	Not applicable.

Item 13.   Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2006

PACIFIC ACQUISITION CORP.
By:	/s/ Maurice Lévy
Name:	Maurice Lévy
Title:	President
PUBLICIS GROUPE S.A.
By:	/s/ Maurice Lévy
Name:	Maurice Lévy
Title:	Chairman of the Management Board

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 26, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by Publicis dated December 20, 2006 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated December 20, 2006, filed by Publicis).
(a)(5)(B)	Presentation made to analysts by Publicis, dated December 20, 2006 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated December 20, 2006, filed by Publicis).
(a)(5)(C)	Form of summary advertisement dated December 26, 2006.
(b)	Form of Commitment Letter.
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2006, among Publicis, the Purchaser and Digitas.
(d)(2)	Confidentiality Agreement, dated as of December 7, 2006, between Publicis and Digitas.
(d)(3)	Letter Agreement, dated as of December 20, 2006, among Publicis, Digitas and David Kenny.
(g)	None.
(h)	Not applicable.